Exhibit 99.1

New Media Investment Group to Acquire Gannett

Two Leading Media and Marketing Solutions Companies

Align to Preserve and Enhance Quality Journalism

Creates the leading U.S. print and digital news organization with deep local roots and nationwide scale

Michael Reed to remain Chairman of the Board of Directors and Chief Executive Officer;

Alison Engel expected to become Chief Financial Officer;

Paul Bascobert, newly appointed Chief Executive Officer of Gannett, will become

Chief Executive Officer of the combined company’s operating subsidiary

Strategically-aligned leadership committed to expanding and promoting digital offerings and high-quality journalism

Anticipated run-rate cost synergies of $275 - $300 million annually,

unlocking meaningful shareholder value

New Media’s external management agreement to be amended at closing and terminated in 2021

NEW YORK, NY AND MCLEAN, VA August 5, 2019 – New Media Investment Group Inc. (“New Media”) (NYSE: NEWM) and Gannett Co., Inc. (“Gannett”) (NYSE: GCI) announced today that New Media and Gannett have entered into a definitive agreement (the “Merger Agreement”) pursuant to which New Media will acquire Gannett for a combination of cash and stock (the “Merger”).

Under the terms of the Merger Agreement, shareholders of Gannett will receive $6.25 in cash and 0.5427 of a New Media share for each Gannett share they hold, representing total consideration of $12.06 per Gannett common share based on New Media’s closing stock price as of August 2, 2019, and a premium of approximately 18% to the five-day volume-weighted average price of Gannett shares as of that date. After the close of the transaction, Gannett shareholders will hold approximately 49.5% of the combined company and New Media shareholders will hold approximately 50.5%.

The Merger brings together the portfolios of two leading local newspaper companies, and includes USA TODAY, Gannett’s flagship brand, and its more than 160 brands in the U.K., which will significantly expand the existing USA TODAY NETWORK. This combination will create a broad network of talented, experienced journalists poised to deliver unique and award-winning content for local communities and national audiences. The breadth and depth of each company’s digital offerings will make the combined company a leading digital media player. Additionally, the joining of New Media’s UpCurve and GateHouse Live businesses with Gannett’s ReachLocal and WordStream subsidiaries will provide multiple, diversified marketing and revenue solutions and position the combined company as a stronger partner for advertisers and small businesses (“SMBs”) in the markets served.

With strategically-aligned leadership and significant scale of operations, the Merger will accelerate the combined company’s digital transformation. The Merger also affords an opportunity to realize run-rate cost synergies of $275 - $300 million annually across the combined company in a judicious manner, while continuing to invest in newsrooms.

“We believe this transaction will create value for our shareholders, greater opportunities for our employees, and a stronger future for journalism. Gannett is an innovative, digitally-focused media and marketing solutions company with well-known brands worldwide. Uniting our talented employees and complementary portfolios will enable us to expand our comprehensive, hyperlocal coverage for consumers, deepen our product offering for local businesses, and accelerate our shift from print-centric to dynamic multimedia operations. We are honored to become a part of Gannett’s storied history and a steward of their strong media properties into the future. We are committed to delivering significant synergies in a thoughtful manner, consistent with our shared goals for the business,” said Michael Reed, New Media Chairman and Chief Executive Officer.

“The Gannett Board unanimously determined that this combination with New Media is in the best interests of Gannett shareholders, customers, audiences, and employees, providing significant and immediate value, as well as the ability to benefit from the upside potential of the combined company,” said J. Jeffry Louis, Chairman of the Gannett Board of Directors. “We see numerous opportunities to leverage the combined company’s enhanced scale and financial strength to continue to drive growth in the digital future. Importantly, we have found in New Media a strong partner and cultural fit for Gannett as we continue delivering on a shared commitment to journalistic excellence for the communities we serve.”

The companies will co-host a call to discuss the transaction and second quarter earnings on August 5, 2019 at 4:15 p.m. Eastern Time. Please visit the Investor Relations section of either company’s website (www.newmediainv.com or www.gannett.com).

Compelling Strategic & Financial Benefits

Enhanced scale. New Media and Gannett share a strategic vision, and the combined company’s significantly enhanced scale of operations will enable it to realize this vision more rapidly, while generating value for shareholders and benefits for employees and other stakeholders. The Merger will create a leading local and national media company with 263 daily media organizations across 47 states and Guam and USA TODAY, reaching more than 145 million unique visitors every month, as measured by Comscore. This scale will meaningfully enhance the combined company’s financial profile by leveraging nationwide reach and local presence to expand and deepen relationships with consumers and businesses. As a result, we will accelerate the growth of the combined company’s digital revenue through innovative customer experiences and new marketing solutions for businesses, while creating an expansive journalism network with the resources required to deliver unique and award-winning content.

Accelerate digital strategy. New Media and Gannett believe that a digital transformation of the newspaper industry is vital to the preservation of journalism, and the Merger will accelerate the combined company’s digital transformation. The breadth and depth of each company’s digital offerings will make the combined company a leading digital media player and a stronger partner for advertisers and SMBs.

Significant synergies. New Media and Gannett share a commitment to rationalizing costs as the media industry evolves, while continuing to invest in product development, training for newsrooms and understanding readers’ needs. The Merger is anticipated to result in run-rate cost synergies across the combined company of $275 - $300 million annually, unlocking meaningful shareholder value. The majority of synergies is expected to be realized within 24 months of closing and result from the increased scale of the new organization, sharing of best practices, leveraging existing infrastructure, facility rationalization and other judicious cost reductions.

External Management Agreement. New Media and FIG LLC, an affiliate of Fortress Investment Group (the “Manager”), have amended the external management agreement to set the termination date as December 31, 2021. The amendment, as described in more detail below, also reduces the incentive fee rate payable to the Manager for the remainder of the term.

Leadership and Governance

The combined company’s management team will be led by New Media’s current Chairman and Chief Executive Officer, Michael Reed. Alison Engel, Gannett’s current Chief Financial Officer, is expected to serve as the Chief Financial Officer of the combined organization upon closing. Gannett’s newly appointed Chief Executive Officer, Paul Bascobert, will become Chief Executive Officer of the combined company’s operating subsidiary. The rest of the combined company’s senior executive team, which is expected to be composed of highly experienced leaders from both companies, will be announced at a later date.

Mr. Bascobert was the President of XO Group from 2016 until its sale to Permira Equity in 2019. During his tenure, he helped lead the company’s transformation from a media company to a marketplace business. Prior to XO, Mr. Bascobert led sales, service, and marketing for the Local Businesses segment at Yodle from 2014 until 2016. Before that, he spent four years at Bloomberg LP as President of Bloomberg Businessweek from 2010 until 2014, in addition to serving as Chief Operating Officer of the Media Group from 2011 to 2014. Mr. Bascobert joined Bloomberg from Dow Jones & Co. where he was Senior Vice President of Operations from 2006 until 2007 and Chief Marketing Officer from 2007 until 2009.

The combined company’s Board of Directors will have nine members, including Mr. Reed as Chairman, five independent directors from New Media, and three independent directors from Gannett. Mr. Kevin Sheehan, who currently serves as New Media’s Lead Director, will serve as the combined company’s Lead Director. New Media has been actively engaged in a director search and expects to announce two additional independent directors prior to closing. The companies believe that diversity can strengthen board performance and New Media is actively searching for women and other candidates with diverse backgrounds and experiences.

After the closing of the Merger, both New Media and its operating subsidiary GateHouse, will be rebranded and operate under the “Gannett” brand. The combined company will be headquartered in McLean, Va., with a continued corporate presence in existing locations.

Financing

New Media expects to fund the cash portion of the Merger consideration through a combination of cash on the balance sheet and a new term loan facility (the “Term Loan”) to be funded at closing pursuant to a binding commitment from funds managed by affiliates of Apollo Global Management, LLC (NYSE:APO), a global alternative investment manager with approximately $312 billion in assets under management, as of June 30, 2019, and deep experience in supporting media companies. The Term Loan, which will be used to retire existing financial debt obligations of both companies and to fund the cash component of merger consideration, will be a five-year senior secured term loan facility in an aggregate principal amount of $1.792 billion. The Term Loan will be freely pre-payable without penalty, and the combined company is expected to have a strong cash-flow profile that will permit aggressive deleveraging. Total pro forma leverage at closing of the Merger is expected to be approximately 3.5x LTM As Adjusted EBITDA, before run-rate synergies, and 2.3x including run-rate synergies. Target net leverage within two years of closing is expected to be below 1.75x.

Dividend

Initially, the combined company is expected to have an annual dividend of $0.76 per share. It is expected that the dividend will be increased over time as synergies are realized and leverage is reduced.

External Management Agreement

Concurrent with the entry into the Merger Agreement, New Media and the Manager have agreed to amend the Management and Advisory Agreement dated as of March 6, 2015 (such amendment, the “Amended Management Agreement”), pursuant to which the Manager provides a management team (including the Chief Executive Officer) and other professionals who provide services to New Media.

The Amended Management Agreement, which will become effective upon the closing of the Merger, provides for the following key changes:

1.	Establishes a termination date of December 31, 2021, for the Manager’s services in lieu of annual renewals of the term;

2.	Reduces the incentive fee rate from 25% to 17.5% for the remainder of the term;

3.	Reduces by 50% the number of options that would otherwise be issuable in connection with the issuance of shares as consideration for the Merger, and imposes a premium on the exercise price;

4.	Eliminates the Manager’s right to receive options in connection with future equity raises; and

5.	Eliminates certain payments otherwise due at or after the end of the term.

In exchange, New Media will issue to the Manager upon closing approximately 4.2 million shares of New Media common stock. The Manager is restricted from selling these shares until the expiration of the Amended Management Agreement, or otherwise upon a change in control and certain other extraordinary events. New Media will also grant the Manager approximately 3.2 million options with an exercise price of $15.50, a 45% premium to the closing price of New Media common stock on August 2, 2019. These options become exercisable upon the first trading day immediately following the first 20 consecutive trading day period in which the closing price of New Media’s common stock (on its principal U.S. national securities exchange) is at or above $20 per share, and also upon a change in control and certain other extraordinary events.

Upon expiration of the term of the Amended Management Agreement, the Manager will cease providing external management services to New Media, and the Manager will no longer be the employer of the person serving in the role of Chief Executive Officer of the combined company (the “Internalization”).

Timing and Approvals

New Media formed the Transaction Committee to review, evaluate, and negotiate the Merger and the Internalization (including the terms of the Amended Management Agreement). The Merger has been unanimously approved by the New Media Transaction Committee and by the Boards of both companies. The New Media Transaction Committee separately, and unanimously, approved the Amended Management Agreement.

The Merger is expected to close by the end of 2019, subject to the satisfaction of customary closing conditions, including receipt of regulatory clearances and approval by the shareholders of each company.

Advisors

Credit Suisse is serving as financial advisor to New Media, and Cravath, Swaine & Moore LLP is serving as principal legal counsel. New Media’s Transaction Committee retained Jefferies LLC as its independent financial advisor, and Wilson Sonsini Goodrich & Rosati as its legal counsel.

Greenhill & Co., LLC and Goldman Sachs & Co. LLC are serving as financial advisors to Gannett, and Skadden, Arps, Slate, Meagher & Flom LLP and Nixon Peabody LLP are serving as legal counsel.

Joint Conference Call and Webcast

New Media and Gannett will co-host a conference call to discuss the transaction and second quarter earnings on August 5, 2019 at 4:15 p.m. Eastern Time. Supplemental information regarding the transaction will be posted to the Investor Relations section of each company’s website.

All interested parties are welcome to participate. The conference call may be accessed by dialing 1-855-319-1124 (from within the U.S.) or 1-703-563-6359 (from outside of the U.S.) 10 minutes prior to the scheduled start of the call; please reference access code “3747329.” A simultaneous webcast of the conference call will be accessible to the public on a listen-only basis through each company’s website. Please visit www.newmediainv.com and www.gannett.com.

The webcast replay of the conference call will also be available approximately two hours following the completion of the call on the Investor Relation section of each company’s website.

About New Media

New Media Investment Group Inc. (NYSE: NEWM) supports small to mid-size communities by providing locally-focused print and digital content to its consumers and premier marketing and technology solutions to small and medium business partners. New Media is one of the largest publishers of locally based print and online media in the United States as measured by its 154 daily publications. As of June 30, 2019, New Media operates in over 600 markets across 39 states reaching over 21 million people on a weekly basis and serves over 200,000 business customers. For more information regarding New Media and to be added to its email distribution list, please visit www.newmediainv.com.

About Gannett

Gannett Co., Inc. (NYSE: GCI) is an innovative, digitally focused media and marketing solutions company committed to strengthening communities across its network. With an unmatched local-to-national reach, Gannett touches the lives of more than 125 million people monthly with its Pulitzer-Prize winning content, consumer experiences and benefits, and advertiser products and services. Gannett brands include USA TODAY NETWORK with the iconic USA TODAY and more than 100 local media brands, digital marketing services companies ReachLocal, WordStream and SweetIQ, and U.K. media company Newsquest. To connect with Gannett, visit www.gannett.com.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect New Media’s and Gannett’s current views regarding, among other things, the proposed transaction between New Media and Gannett, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim,” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on New Media’s and Gannett’s respective management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Neither New Media nor Gannett can give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media and Gannett in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media and Gannett expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between New Media and Gannett. The proposed transaction will be submitted to New Media’s stockholders and Gannett’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders of New Media and Gannett are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com and Gannett’s website, www.gannett.com.

Participants in Solicitation

New Media and Gannett and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of New Media common stock and holders of shares of Gannett common stock in respect of the proposed transaction. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Investors may obtain additional information regarding the interest of such participants by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

Contact:

Ashley Higgins, New Media Investor Relations

ir@newmediainv.com

(212) 479-3160

or

Media:

Jonathan Gasthalter/Nathaniel Garnick

Gasthalter & Co.

(212) 257-4170

Or

Investors:

Sam Levenson

Arbor Advisory Group

(203) 307-2250

Stacy Cunningham, Gannett Vice President, Financial Planning & Investor Relations

investors@gannett.com

(703) 854-3168

Or

Ed Trissel / Tim Ragones / Tanner Kaufman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Source: New Media Investment Group Inc. and Gannett Co. Inc.